Exhibit 99.1

ITURAN LOCATION AND CONTROL LTD.
2005 FOURTH QUARTER AND FULL YEAR RESULTS RELEASE SCHEDULED FOR
TUESDAY, FEBRUARY 21, 2006

Conference Call Scheduled for February 21,, 2006 at 10am EST

AZOUR, Israel – February 1, 2006 – Ituran Location and Control Ltd. (NASDAQ: ITRN, TASE: ITRN), announced that it will be releasing its fourth quarter and full year 2005 results on Tuesday, February 21st 2006, before the US market opens.

The Company will also be hosting a conference call later that the same day at 10:00am EST. On the call, management will review and discuss the results, and will be available to answer investor questions.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls at least 5 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1 866 229 7198
UK Dial-in Number: 0 800 917 5108
ISRAEL Dial-in Number: 03 918 0610
INTERNATIONAL Dial-in Number: +972 3 918 0610

At:
10:00am Eastern Time, 7:00am Pacific Time, 5:00pm Israel Time

For those unable to listen to the live call, a replay of the call will be available for three months from the day after the call in the investor relations section of Ituran’s website, at: www.ituran.com

About Ituran

Ituran provides location-based services, consisting predominantly of stolen vehicle recovery and tracking services, as well as wireless communications products used in connection with its location-based services and various other applications. Ituran offers mobile asset location, Stolen Vehicle Recovery, management & control services for vehicles, cargo and personal security, and radio frequency identification products for various purposes including automatic meter reading, electronic toll collection and homeland security applications. Ituran’s subscriber base has been growing significantly since the Company’s inception to over 300,000 subscribers distributed globally. Established in 1995, Ituran has approximately 760 employees worldwide, provides its location based services and has a market leading position in Israel, Brazil, Argentina and the United States. The company also sells its products in China and South Korea.

International Investor Relations Contacts

Ehud Helft (Ehud.Helft@gkir.com)
Kenny Green (Kenny.Green@gkir.com)
GK International Investor Relations
(US) +1-866-704-6710

Investor Relations in Israel

Amit Lev Ari (amit@km-ir.co.il)
KM Investor Relations
(Israel) +972-3-5167620